Aetos Capital Multi-Strategy Arbitrage Fund, LLC

875 Third Avenue

New York NY 10022

VIA EDGAR

June 14, 2004

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC (the “Fund”)
Application for Withdrawal of Post-Effective Amendment No. 2 / Amendment No. 5
to Registration Statement on Form N-2
(Securities Act File No. 333-84990, Investment Company Act File No. 811-21061)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Fund hereby makes this application for withdrawal of the Post-Effective Amendment No. 2 to Registration Statement under the Securities Act / Amendment No. 5 to Registration Statement under the Investment Company Act on Form N-2 (Securities Act File No. 333-84990, Investment Company Act File No. 811-21061; with such Post-Effective Amendment No. 2 / Amendment No. 5 being the “Prior Filing”), which we filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2004. None of the Fund’s securities have been sold in connection with the Prior Filing, and the Prior Filing has not been declared effective by the Commission.

The Prior Filing was made based on a mistaken belief that a post-effective amendment to the Fund’s registration statement under the Securities Act was the proper mode of filing to register additional limited liability company interests of the Fund and make certain other updates to the Fund’s currently effective registration statement. Based on further discussions with the Commission, it has since been clarified that the proper mode of filing to fulfill those purposes would be a new registration statement on Form N-2, rather than an amendment to the Fund’s currently effective registration statement. In connection thereof, the Fund is filing, on or about the date hereof, a Registration Statement on Form N-2 (Securities Act file number to be assigned; Investment Company Act File No. 811-21061) to register such additional limited liability company interests and make such updates to the Fund’s currently effective registration statement. Accordingly, we hereby request that the Prior Filing be withdrawn.

Pursuant to the foregoing, we hereby respectfully request that a written order granting the withdrawal of the Prior Filing be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (212) 201-2525, and to the attention of our counsel, Jeremy Senderowicz of Clifford Chance US LLP, at (212) 878-8375.

If you have any questions regarding this application, please do not hesitate to contact Mr. Senderowicz at (212) 878-3412.

Very truly yours,

AETOS CAPITAL MULTI-STRATEGY ARBITRAGE FUND, LLC

By:	/S/ HAROLD SCHAAFF
Harold Schaaff
Vice President